8-31-2004

UF 8-26-04

04016635

'ES
JE COMMISSION
20549

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SEC MAIL RECEIVED PROCESSING
AUG 23 2004
WASH. D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-45070

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2003 (MM/DD/YY) AND ENDING June 30, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
VUKOVICH SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 West Dry Creek Circle, #200
(No. and Street)

Littleton, CO 80120
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Boris B. Vukovich 303-730-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGough Accounting & Consulting Services, Inc.
(Name – *if individual, state last, first, middle name*)

31105 Skokie Lane | Evergreen | Colorado | 80439
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Boris B. Vukovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vukovich Securities, Inc., as of June 30, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BEVERLY WOOD NOTARY PUBLIC STATE OF COLORADO

Signature

President

Title

Notary Public

Commission expires 2-18-06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGough & Associates, CPA's
McGough Accounting & Consulting Services, Inc.

31105 Skokie Lane
Evergreen, CO 80439

Telephone: 303-674-5244
Facsimile: 303-670-4611
E-Mail: gibcpa@earthlink.net

July 27, 2004

Board of Directors
VUKOVICH SECURITIES, INC.
Littleton, Colorado

Gentlemen,

As required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Vukovich Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g)(1), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) as of June 30, 2004.

The management of the company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related cost of control procedures and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-(5)(g) lists additional objectives and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation, which included obtaining an understanding of the accounting system was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements would not necessarily, disclose all weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Vukovich Securities, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believe to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the first paragraph of this statement are considered by the commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate for the fiscal year ended June 30, 2004 to meet the commission's objectives.

McGough Accounting & Consulting Services, Inc.

VUKOVICH SECURITIES, INC.

FINANCIAL STATEMENTS

June 30, 2004

McGough Accounting &
Consulting Services, Inc.
Evergreen, Colorado, USA

TABLE OF CONTENTS

McGough & Associates, CPA's
McGough Accounting & Consulting Services, Inc.

31105 Skokie Lane
Evergreen, CO 80439

Telephone: 303-674-5244
Facsimile: 303-670-4611
E-Mail: gibcpa@earthlink.net

July 27, 2004

INDEPENDENT AUDITOR'S REPORT

Board of Directors
VUKOVICH SECURITIES, INC.
Littleton, Colorado

We have audited the accompanying statement of financial condition of Vukovich Securities, Inc. (a Colorado corporation) as of June 30, 2004, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vukovich Securities, Inc. as of June 30, 2004, and the results of operations and its cash flows for the year then ended in conformity with generally accepted accounting principles accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGough Accounting & Consulting Services, Inc.

VUKOVICH SECURITIES, INC.

Statement of Financial Condition

June 30, 2004

ASSETS

CURRENT ASSETS:	
Cash	$6,860
Prepaid Expenses	1,400
Total Current Assets	$8,260

STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY (Note 1):	
Common Stock, 100,000 shares authorized, 100 shares issued and outstanding, no par value	8,000
Retained Earnings	260
	8,260
	$8,260

The accompanying notes are an integral part of these financial statements.

VUKOVICH SECURITIES, INC.

Statement of Changes in Stockholders' Equity

For the Year Ended June 30, 2004

	Common Stock	Retained Earnings
Balance at June 30, 1999	$8,000	$ 21
Net Income	-0-	239
Balance at June 30, 2000	$8,000	$ 260

The accompanying notes are an integral part of these financial statements.

VUKOVICH SECURITIES, INC.

Statement of Income

For the Year Ended June 30, 2004

REVENUE	$26,827
EXPENSES:	
Professional Fees	16,280
Consulting	4,675
Registration Fees	2,173
Rent and Office Services	2,250
NASD Membership Fee	612
Insurance	369
SIPC Fees	150
Bank Charges	85
	26,594
	233
INTEREST INCOME	6
INCOME BEFORE INCOME TAXES	239
FEDERAL AND STATE INCOME TAXES	-
NET INCOME	$ 239

The accompanying notes are an integral part of these financial statements.

VUKOVICH SECURITIES, INC.

Statement of Cash Flows

For the Year Ended June 30, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income	$ 239
Adjustments to reconcile net income to net cash provided by operating activities - - -	
Increase in prepaid expenses	(842)
Decrease in accounts payable	(312)
NET CASH USED BY OPERATING ACTIVITIES	(915)
NET CASH PROVIDED BY INVESTMENT ACTIVITIES:	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	-
NON-CASH INVESTING AND FINANCING ACTIVITIES	-
NET DECREASE IN CASH	(915)
CASH AT BEGINNING OF YEAR	7,775
CASH AT END OF YEAR	$ 6,860

The accompanying notes are an integral part of these financial statements.

VUKOVICH SECURITIES, INC.

Notes to Financial Statements

For the Year Ended June 30, 2004

1. Significant Accounting Policies

The Company, a Colorado corporation, was formed for the express purpose of functioning as a broker/dealer for real estate limited partnership investment ventures identified by Colorado Real Estate & Investment Co. (CREICO).

Pursuant to a management agreement with CREICO, the Company receives a retainer fee monthly in an amount sufficient to cover operating expenses in exchange for the Company's willingness to stand ready to provide broker/dealer services to CREICO. CREICO pays its own syndication and sales costs associated with any public offering. CREICO provides staffing, office space, office supplies, telecommunications, utilities and other services to the Company effective October 1, 2003 for $250 per month.

2. Related Party

The shareholders of the Company are also officers of Colorado Real Estate & Investment Co. (CREICO).

3. Customer Securities and Segregated Funds

The Company does not hold any customer securities, nor does it have any segregated funds.

4. Income Taxes

No provision for income taxes has been made because of available net operating loss carryforwards.

Schedule I

VUKOVICH SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

as of June 30, 2004

Total stockholders' equity qualified for net capital	$ 8,260
Additions and deductions - Prepaid Expenses	(1,400)
Net capital before haircuts on securities positions	6,860
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	-0-
Net Capital	$6,860
Total Aggregate Indebtedness	$ -0-

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required per SEC Rule 17a-11	$6,000
Required net capital	$5,000
Ratio: Aggregate indebtedness to net capital	-0-

There is no material difference from the Company's computation of basic net capital requirement from that included in the Company's unaudited Form X-17A-5, Part II filing as of June 30, 2004.

Schedule II

VUKOVICH SECURITIES, INC.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2004

Credit Balances	$ -0-
Debit Balances	-0-
Difference	$ -0-
Required Deposit	$ -0-

There is no material difference from the Company's computation of reserve requirements as of June 30, 2004.

Schedule III

VUKOVICH SECURITIES, INC.

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

As of June 30, 2004

1.	Customer's fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.	$ -0-
A.	Number of items	-0-
2.	Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -0-
A.	Number of items	-0-

Schedule IV

VUKOVICH SECURITIES, INC.

Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodities Futures and Options Account

As of June 30, 2004

SEGREGATION REQUIREMENTS	$ -0-
FUNDS ON DEPOSIT IN SEGREGATION	-0-
EXCESS FUNDS (Insufficiency) IN SEGREGATION	$ -0-